UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-16463
PEABODY INVESTMENTS CORP.
EMPLOYEE RETIREMENT ACCOUNT

Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Peabody Investments Corp.
Employee Retirement Account
Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of Peabody Investments Corp. Employee Retirement Account (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 17, 2011

Peabody Investments Corp.
Employee Retirement Account
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
	(Dollars in thousands)
Assets:
Investments, at fair value:
Investments in mutual funds	$446,289	$354,497
Investment in common/collective trust	147,150	130,403
Interest in Master Trust	80,872	63,403

Total investments	674,311	548,303

Receivables:
Employer contributions	20,025	19,781
Notes receivable from participants	21,997	18,043

Total receivables	42,022	37,824

Total assets	716,333	586,127

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,794)	(2,819)

Net assets available for benefits	$710,539	$583,308

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2010	2009
	(Dollars in thousands)
Additions:
Investment income:
Interest and dividends	$13,529	$10,468
Net realized and unrealized appreciation of mutual funds	45,145	67,278
Net investment income in the Master Trust	24,992	33,711

Net investment income	83,666	111,457

Interest income on notes receivable from participants	1,072	1,046

Contributions:
Employee	36,494	35,200
Employer	48,825	46,816
Rollover	1,463	330

Total contributions	86,782	82,346

Total additions	171,520	194,849

Deductions:
Benefits paid to participants	(44,156)	(22,417)
Administrative expenses	(133)	(83)

Total deductions	(44,289)	(22,500)

Net increase in net assets available for benefits	127,231	172,349
Net assets available for benefits at beginning of year	583,308	410,959

Net assets available for benefits at end of year	$710,539	$583,308

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Years Ended December 31, 2010 and 2009
1. Description of the Plan
The following description of the Peabody Investments Corp. (the Company, Plan Administrator and Plan Sponsor) Employee Retirement Account (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions. The Company is a wholly owned subsidiary of Peabody Energy Corporation (Peabody).
General
The Plan is a defined contribution plan, and participation in the Plan is voluntary. All nonrepresented employees of the Company and certain of its participating subsidiaries and affiliated companies (collectively, the Employer) are eligible for participation on the date of their employment or at any time afterward. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund, which is the participating investment in the Master Trust. See Notes 2 and 3 for additional details related to the Master Trust. All investments in the Plan are participant-directed except for the Vanguard Prime Money Market Fund, which represents forfeited employer contributions.
Contributions
Each year participants may contribute on a pre-tax or traditional after-tax basis any whole percentage from 1% to 60% of eligible compensation, as defined in the Plan. Effective January 1, 2009, participants also have the option to contribute to their account on a Roth after-tax basis whereby investment income earned on contributions is not subject to taxation. In the calendar year that a participant is age 50 or older and each year thereafter, he or she is permitted to make catch-up contributions to the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.
For participants other than those performing services in the Colorado, Wyoming and New Mexico regions, the Employer makes matching contributions equal to 100% of the first 6% of eligible compensation. Plan participants in the Colorado, Wyoming and New Mexico regions are entitled to Employer matching contributions up to 8% of such participant’s eligible compensation, adjusted for the participant’s age and years of service.
Certain Plan participants in the Colorado, Wyoming and New Mexico regions who have either completed 15 or more years of service, or attained age 45 and completed at least 5 years of service as of December 31, 2007, are entitled to Employer transition contributions equal to 9% of such participant’s eligible compensation. The Employer transition contributions began on January 1, 2008 and will end on or before December 31, 2012.
Certain Plan participants of the Peabody Investments Corp. Retirement Plan for Salaried Employees (Salaried Pension Plan) who are no longer credited with any additional years of service for benefit accrual purposes are entitled to Employer transition contributions equal to either 5% or 7% based on age and/or years of service as of

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
December 31, 2000. The Employer transition contributions began on June 1, 2008 and will end on or before December 31, 2012.
Participants direct the investment of all contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).
Peabody’s Board of Directors establishes desired minimum and maximum performance targets that require the Employer to pay a performance contribution between 0% and 4% of eligible compensation into the accounts of active, eligible employees as of the end of the fiscal year, based upon Peabody’s financial performance. If the minimum performance targets set for a fiscal year are not met, the Board of Directors may authorize the Employer to contribute a discretionary amount to the accounts of active, eligible employees. If the maximum performance targets set for a fiscal year are exceeded, the Board of Directors, at its discretion, may authorize the Employer to contribute additional incremental percentages of eligible compensation to the accounts of active, eligible employees.
At December 31, 2010, a $20.0 million receivable was recorded for a 6% performance contribution of eligible employees’ compensation related to the 2010 plan year. At December 31, 2009, a $19.8 million receivable was recorded for a 6% performance contribution of eligible employees’ compensation related to the 2009 plan year.
Vesting
Participants are vested immediately in their own contributions and the actual earnings thereon. Vesting of Employer matching contributions occurs ratably based on years of continuous service (20% per year after one year of service with 100% vesting after five years) and automatically vests 100% upon death, normal retirement date or disability retirement date, as defined in the Plan. Employer transition, performance and discretionary contributions, if any, are immediately vested 100%.
Forfeited Accounts
Employer contributions are reduced by forfeitures of non-vested amounts. During the years ended December 31, 2010 and 2009, the Plan received forfeiture credits, net of holding gains or losses, of $0.8 million and $0.7 million, respectively. There were no forfeitures used to offset contributions during the year ended December 31, 2010. During the year ended December 31, 2009, the Plan used forfeitures of $1.3 million to reduce Employer contributions. As of December 31, 2010 and 2009, the balance of forfeiture credits available for future use was $1.5 million and $0.7 million, respectively. Beginning in October 2009, forfeitures of non-vested Employer contributions are invested in the Vanguard Prime Money Market Fund.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Notes Receivable from Participants
Participants may borrow up to 50% of their own contributions (Employer matching, transition, performance and discretionary contributions are not eligible) subject to minimum and maximum amounts of $1,000 and $50,000, respectively, with the maximum amount reduced by the highest principal amount outstanding in the last 12 months, if applicable. Loans are secured by the balance in the participant’s account and bear interest based on the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time. Upon retirement or separation of employment, a participant’s loan must be repaid before the participant can receive a final distribution from the Plan. If the loan is not repaid in 90 days, it is subtracted from the participant’s total account balance and considered a taxable distribution from the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Employer matching, transition, performance and discretionary contributions, and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account as defined in the Plan.
Payment of Benefits
Participants are eligible for distribution of their vested account balance upon termination of employment. Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment after normal retirement date. Participants may elect to receive their distribution as either a lump sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their vested account balance. Withdrawals in cases of hardship and other withdrawals are also permitted, as defined in the Plan.
Plan Termination
The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants’ accounts become fully vested. Currently, the Employer has no intention to terminate the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping, audit and trustee fees, are paid by the Employer. Participants are required to pay for certain miscellaneous transaction fees.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Presentation
Financial statements of the Plan are prepared using the accrual method of accounting.
Newly Adopted Accounting Standards
In September 2010, the Financial Accounting Standards Board (FASB) issued accounting guidance that requires participant loans to be measured at their unpaid principal balance, plus any accrued but unpaid interest, and classified as notes receivable from participants. Loans were previously measured at fair value and classified as investments. The new disclosure requirements are effective for fiscal years ending after December 15, 2010 (December 31, 2010 for the Plan) and are required to be applied retrospectively to all prior periods presented. Adoption of the guidance did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants for all years presented.
In January 2010, the FASB issued accounting guidance that requires new fair value disclosures, including significant transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers. In addition, the guidance requires new disclosures regarding activity in Level 3 fair value measurements, including a gross basis reconciliation. The new disclosure requirements became effective for annual periods beginning January 1, 2010, except for the disclosure of activity within Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010 (January 1, 2011 for the Plan). Accordingly, adoption of the guidance does not impact the Plan’s disclosures. Adoption of the gross presentation of Level 3 activity is not expected to impact the Plan’s disclosures as the Plan currently does not have any Level 3 investments.
Valuation of Investments
The Plan Sponsor defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further description of fair value measurements.
The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Securities Transactions
Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Interest in Master Trust
The Master Trust Agreement for the Peabody Energy Stock Fund (the Master Trust) was established to hold investments in the Peabody Energy Stock Fund for this Plan as well as Peabody’s other defined contribution plans. Total investment income (loss) of the Master Trust is allocated to each plan investing in the Master Trust based on the units held in the Master Trust by each plan.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Loan origination fees are included in notes receivable from participants and are not reflected as administrative expenses on the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan Administrator deems the note receivable to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefit distributions are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
3. Fair Value Measurements
The Plan Sponsor uses a three-level fair value hierarchy that categorizes assets and liabilities measured at fair value based on the observability of the inputs utilized in the valuation. These levels include: Level 1, inputs are quoted prices in active markets for identical assets or liabilities; Level 2, inputs other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3, inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants. There were no Level 3 investments in the Plan as of December 31, 2010 and 2009.
A financial instrument’s level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation techniques and inputs used for each major class of investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.
Mutual Funds
Plan investments include a wide variety of mutual fund types that can generally be classified as holding primarily equity securities, fixed income securities, or a combination of equity and fixed income securities aimed at certain target retirement dates. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV for these investments is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.
Common/Collective Trust
Units in the common/collective trust are valued at NAV at year-end. These investments are classified within Level 2 of the valuation hierarchy as the NAV for these investments is a derived price in an active market. This fund is primarily invested in guaranteed and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The NAV has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of quoted market price plus uninvested cash position, if any) reported on the active market on which the security is traded and is classified within Level 1 of the valuation hierarchy.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The inputs or methodologies used for valuating investments are not necessarily an indication of the risk associated with investing in those investments.
The following tables present the fair value hierarchy of the investments on the statements of net assets available for benefits.

	December 31, 2010
	Level 1	Level 2	Total
	(Dollars in thousands)
Equity mutual funds	$248,921	$—	$248,921
Fixed income mutual funds	42,857	—	42,857
Target retirement mutual funds	154,511	—	154,511
Fixed income common/collective trust	—	147,150	147,150
Peabody Energy Stock Fund (1)	80,872	—	80,872

Total assets at fair value	$527,161	$147,150	$674,311

	December 31, 2009
	Level 1	Level 2	Total
	(Dollars in thousands)
Equity mutual funds	$204,823	$—	$204,823
Fixed income mutual funds	35,777	—	35,777
Target retirement mutual funds	113,897	—	113,897
Fixed income common/collective trust	—	130,403	130,403
Peabody Energy Stock Fund (1)	63,403	—	63,403

Total assets at fair value	$417,900	$130,403	$548,303

(1)	Interest in Master Trust

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
4. Investments
The following table presents investment information for the Master Trust:

	Years Ended December 31,
	2010	2009
	(Dollars in thousands)
Investments, at fair value:
Peabody Energy Stock Fund	$82,306	$64,603

Plan’s interest in Master Trust	98%	98%

Master Trust net investment income:
Dividend income	$336	$377
Net appreciation of common stock	25,181	33,995

Net investment income	$25,517	$34,372

Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2010	2009
	(Dollars in thousands)
Mutual funds:
Vanguard 500 Index Fund	$70,373	$59,086
Vanguard PRIMECAP Fund	46,192	41,851
Common/collective trust:
Vanguard Retirement Savings Trust	147,150	130,403

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
	(Dollars in thousands)
Net assets available for benefits per the financial statements	$710,539	$583,308

Adjustment from contract value to fair value for fully benefit-responsive contracts	5,794	2,819

Net assets available for benefits per the Form 5500	$716,333	$586,127

6. Related — Party Transactions
The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody stock through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.
7. Income Tax Status
The Plan received a determination letter from the IRS dated February 9, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated subsequent to the IRS determination letter and applied for a new determination letter in January 2010. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Peabody Investments Corp.
Employee Retirement Account
Employer ID #20-0480084
Plan #003
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

				(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost(1)	Value
*	Vanguard 500 Index Fund	607,611 shares of mutual fund		$70,373,467
*	Vanguard PRIMECAP Fund	702,009 shares of mutual fund		46,192,214
*	Vanguard International Growth Fund	1,336,536 shares of mutual fund		25,848,616
*	Vanguard Total Bond Market Index Fund	2,225,055 shares of mutual fund		23,585,580
*	Vanguard Small-Cap Index Fund	576,541 shares of mutual fund		20,034,817
*	Vanguard Windsor II Fund	516,014 shares of mutual fund		13,246,079
	Sound Shore Fund	336,190 shares of mutual fund		10,697,573
	T. Rowe Price Mid-Cap Growth Fund	164,291 shares of mutual fund		9,615,939
*	Vanguard Extended Market Index Fund	222,027 shares of mutual fund		9,160,853
*	Vanguard Emerging Markets Stock Index Fund	268,859 shares of mutual fund		8,157,174
*	Vanguard Total Stock Market Index Fund	205,235 shares of mutual fund		6,477,223
*	Vanguard Long-Term Bond Index Fund	504,058 shares of mutual fund		6,068,859
*	Vanguard REIT Index Fund	317,789 shares of mutual fund		5,840,960
	Harbor Capital Appreciation Fund	158,371 shares of mutual fund		5,815,392
*	Vanguard High-Yield Corporate Fund	859,482 shares of mutual fund		4,899,046
*	Vanguard GNMA Fund	403,833 shares of mutual fund		4,337,166
*	Vanguard Long-Term Treasury Fund	358,290 shares of mutual fund		3,966,269
	T. Rowe Price Small-Cap Stock Fund	113,111 shares of mutual fund		3,894,399
*	Vanguard Developed Markets Index Fund	341,823 shares of mutual fund		3,438,740
*	Vanguard International Value Fund	85,579 shares of mutual fund		2,752,222
	MSIFT U.S. Small Cap Value Portfolio	90,531 shares of mutual fund		2,439,808
	Lazard U.S. Small Cap Equity Value	134,990 shares of mutual fund		1,964,099
	Baron Asset Fund	27,113 shares of mutual fund		1,498,526
*	Vanguard Prime Money Market Fund (2)	1,472,959 shares of mutual fund	1,472,959	1,472,959
*	Vanguard Target Retirement Income Fund	323,349 shares of mutual fund		3,647,374
*	Vanguard Target Retirement 2005 Fund	107,901 shares of mutual fund		1,265,683
*	Vanguard Target Retirement 2010 Fund	460,159 shares of mutual fund		10,266,138
*	Vanguard Target Retirement 2015 Fund	1,876,000 shares of mutual fund		23,299,916

Supplemental Schedule
Peabody Investments Corp.
Employee Retirement Account
Employer ID #20-0480084
Plan #003
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2010

				(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost(1)	Value
*	Vanguard Target Retirement 2020 Fund	1,537,287 shares of mutual fund		33,974,036
*	Vanguard Target Retirement 2025 Fund	1,959,846 shares of mutual fund		24,733,256
*	Vanguard Target Retirement 2030 Fund	679,377 shares of mutual fund		14,728,899
*	Vanguard Target Retirement 2035 Fund	875,895 shares of mutual fund		11,465,462
*	Vanguard Target Retirement 2040 Fund	484,065 shares of mutual fund		10,407,405
*	Vanguard Target Retirement 2045 Fund	783,089 shares of mutual fund		10,571,702
*	Vanguard Target Retirement 2050 Fund	474,338 shares of mutual fund		10,150,829
*	Vanguard Retirement Savings Trust	141,355,646 units of common/collective trust		147,150,141
*	Various participants	Participant notes receivable, interest rates from 4.25% to 9.50%, maturities through December 8, 2020		21,996,687

				$615,435,508

*	Denotes party-in-interest

(1)	Cost is not presented for participant directed investments

(2)	Non-participant directed investment

SIGNATURE
Peabody Investments Corp. Employee Retirement Account. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Investments Corp. Employee Retirement Account
Date: June 17, 2011	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation Executive Vice President and Chief Administrative Officer

EXHIBIT INDEX
The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.